Exhibit 4.32.2

Stamp:
STAMP DUTY
Ministry of Economy and Finance Euro 14,62
Tax Office

COMMERCIAL LEASE AGREEMENT

Pursuant to article 1571 and following of the Civil Code and Law 392/1978.

FINSIRTON SPA, resident in VILLA GUARDIA, Piazza XX Settembre, 2, Tax Code 02827580131, Lessor, LEASES THE FOLLOWING PROPERTY, FOR COMMERCIAL USE, to GENTIUM SPA, domiciled in the premises of the lease agreement, tax code 02098100130, Lessee,

WHO ACCEPTS:

The property unit situated in VILLA GUARDIA, Piazza XX Settembre, 2, with a total area of 607 sq. meters, the cadastral details of which are indicated under n.  sheet category /

TERMS AND CONDITIONS

1) The lease will have a duration of 6 years, starting from 01/01/07 until 31/12/13, after which the agreement will be renewed for another period of 6 years.

The Lessee has/does not have the faculty to terminate the agreement at an earlier date, pursuant to art. 27, 7th point of Law 392/1978.

2) The price for the lease has been fixed in Euro 30,350.00 on an annual basis. The price will be paid in 2 advanced six-month installments of Euro 15,175.00 each, at a the premises of FISIRTON SPA.

3) Pursuant to art. 32 of Law 392/1978, the Parties agree that, on request of the Lessor, the rent will be updated annually by 75% of the workers and clerks consumer prices index variations, as published by the ISTAT (Central Statistics Institute).

4) The Lessee must not delay the payment of the installments and accessory charges over the terms laid down in the norms in force, and will have the faculty to enforce its rights or exceptions only after the payment of the installments due.

5) The premises leased are intended for use only as laboratories, warehouses, offices and IT. It is forbidden to sublet or assign the above premises, even partially, or to change their intended use. For the purposes laid down in articles 34, 35, 37 and following of Law 392/1978, the Lessee declares that the property will be used for activities which involve/do not involve direct contact with the public.

6) For the purposes laid down in art. 27, 8th point of Law 392/1978, it is declared that the refusal of the authorizations or permits requested by the laws in force with regard to the activity carried out by the Lessee may constitute one of the reasons for contract termination.

7) The Lessor declares that the property is in compliance with the building and town planning norms, since it obtained the building permit and dwelling license required.

8) The Lessee declares that it was informed that, prior to the current lease, the property was not intended for use as dwelling.

9) The Lessee declares that it has examined the leased premises and that it has found them fit for use and in good condition. The Lessee undertakes to return them in the same condition at the end of the agreement. The Lessee cannot make any additions - unless the same can be removed at any time without damaging the premises - or any innovations without the prior written consent of the owner. The Lessee will undertake all ordinary maintenance repairs, namely, those to be carried out with regard to water, gas, light and sanitaryware systems, locks and keys, the hinges of door or window frames, the surfaces of walls, ceilings and door or window frames, floor and wall tiles.

10) The Lessee expressly exonerates the Lessor from all responsibility regarding any direct or indirect damages which may arise from acts or omissions by other tenants in the building or third parties, even if they were made possible or helped by the absence or lack of attention on the part of the janitor.

11) The Lessee undertakes to comply, on its behalf and on behalf of its family members and employees, with the internal regulations of the building and, in any case, with the regulations of good conduct with the neighbors and of civil living, which the Lessee declares to know and accept.

12) The Lessor declines all responsibility in the case of interruptions in services due to causes independent of its will.

13) The charge of the heating costs will be made taking into account the surface area occupied.

14) The Lessor has the right to inspect or order the inspection of the rented premises at any time.

15) Non-compliance with any of the covenants contained in the present agreement on the part of the Lessor, will cause, ipso jure, the termination of the lease agreement.

16) Any possible sum deposited by the Lessor as warranty for damage will be kept as caution money, in compliance with the laws in force, and it will be repaid after the premises have been returned to the Lessor in their regular condition. The above sum cannot be accounted for as an advance on the installments. On request of one of the Parties, the deposit can/cannot be increased or decreased in proportion to the variations in the lease installments. If used, the deposit must be reconstituted.

17) The duty stamp for the agreement and quittances, the registry tax required by law, the heating costs, ordinary maintenance expenses and all service expenses will be paid by the Lessor.

18) The clauses of the present deed are valid and effective between the Parties unless derogated or modified by any applicable special laws on leasing.

19) The registration of the agreement will be the responsibility of the Lessor/Lessee.

THE LESSOR FINSIRTON S.p.A. The Chairperson (Dr. Laura Iris Ferro) /s/ Laura Ferro	THE LESSEE GENTIUM S.p.A. Administration and Finance (Dr. Salvatore Calabrese) /s/ Salvatore Calabrese

We accept the agreement, and expressly articles from n. 1 to n. 19.

THE LESSOR FINSIRTON S.p.A. The Chairperson (Dr. Laura Iris Ferro) /s/ Laura Ferro	THE LESSEE GENTIUM S.p.A. Administration and Finance (Dr. Salvatore Calabrese) /s/ Salvatore Calabrese

WITH REGARD TO VAT APPLICATION, THE PARTIES HAVE SELECTED THE OPTION PURSUANT TO LAW DECREE 223/2006, POINT 10 QUINQUIES.

Stamp:

The original deed was registered in Como on 31/01/07 under n. 976 S3

Paid Euro 310,94 (three hundred ten point 94).

THE DIRECTOR

Signature illegible.